Item 77I - Terms of new or amended securities
 - For period Ended 10-31-2014

Motley Fool Funds Trust

At its March 12, 2014 meeting, the Board of Trustees approved the addition of Institutional Shares as a new share class of the Motley Fool Independence Fund, Motley Fool Great America Fund, and Motley Fool Epic Voyage Fund. A description of Institutional Shares is contained in the Motley Fool Funds Trust Institutional Shares Prospectus and Statement of Additional Information dated June 17, 2014, which was included in the Trust's Rule 485(b) filing on June 16, 2014.